SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                 SCHEDULE 14D-9
                                 (RULE 14d-101)
          Solicitation/Recommendation Statement Under Section 14(d)(4)
                     of the Securities Exchange Act of 1934
                                (Amendment No. 1)

                                -----------------

                       CAPITAL ALLIANCE INCOME TRUST LTD.,
                         A REAL ESTATE INVESTMENT TRUST
                            (Name of Subject Company)

                       CAPITAL ALLIANCE INCOME TRUST LTD.,
                         A REAL ESTATE INVESTMENT TRUST
                      (Name of Person(s) Filing Statement)

                      ------------------------------------

                          Common stock, $.01 par value
                         (Title of Class of Securities)

                         ------------------------------


                                    13971R108
                      (CUSIP Number of Class of Securities)

                      -------------------------------------

                                Thomas B. Swartz
                       Capital Alliance Income Trust Ltd.,
                         A Real Estate Investment Trust
                        50 California Street, Suite 2020
                         San Francisco, California 94111
                                 (415) 288-9575
       (Name, Address and Telephone Number of Person Authorized to Receive
     Notices and Communications on Behalf of the Person(s) Filing Statement)
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                                    Copy to:
                              Richard S. Chernicoff
                         Brobeck, Phleger & Harrison LLP
                              550 South Hope Street
                          Los Angeles, California 90071
                                 (213) 489-4060

         This Amendment No. 1 amends the Solicitation/Recommendation Statement on Schedule 14D-9 we filed with the Securities and Exchange Commission on April 20, 2001, relating to the tender offer by Sutter Opportunity Fund 2, LLC, to purchase up to 20% of our common stock.

Item 4.  The Solicitation Or Recommendation.

     Item 4 is amended by replacing the current subparagraph (b)(3) with the following:

     (3) The board's belief that the acquisition of up to 20% of our common stock by Sutter as contemplated by the offer could have an adverse effect on our REIT status. Section 856 of the Internal Revenue Code provides that, in order to qualify as a REIT for tax purposes, a corporation must not be "closely held." For this purpose, a corporation is closely held if at any time during the last half of a taxable year, more than fifty percent in value of the corporation's stock is owned, directly or indirectly, by less than five individuals. For this reason, many REITs, including ours, have restrictions in the certificate of incorporation which prohibit a stockholder from owning more than approximately 10% of the REITs shares. These rules and the increase in risk to our REIT status as we have more stockholders who own approximately 10% are the basis for our belief that an acquisition of up to 20% of our common stock by Sutter could potentially have an adverse effect on our REIT status.

                                    SIGNATURE

         After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this amendment is true, complete and correct.


                                Capital Alliance Income Trust Ltd.,
                                A Real Estate Investment Trust



                                By:  /s/ Thomas B. Swartz
                                     ------------------------------------
                                     Thomas B. Swartz
                                     Chairman and Chief Executive Officer

Dated:  May 11, 2001